SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CODE OF ETHICS

INTRODUCTION

The purpose of this Code of Ethics is to establish the ethical principles and rules of conduct on which the internal and external relations of all Members of BRASKEM are to be based, regardless of its attributions and responsabilities.

It is expected that every Supplier and Member of the companies controlled by BRASKEM are acknowledged of this Code of Ethics and will comply with its terms in all negotiations with or by BRASKEM.

The presence of BRASKEM on the domestic and international capital market and the participation of the Members of BRASKEM in different sectors of business, geographical regions and cultures, which constitute globalized and competitive markets, demand transparent standards of performance and compliance with various legal systems.

Our reputation and our trustworthiness are our most valuable assets, and the ethical principles on which our acts are based contribute to maintain the image of BRASKEM as a solid and reliable organization to our Customers, Suppliers and collaborators in general.

We shall emphasize that our philosophy is based on integrity, independence, and freedom of expression, precepts that have always been encouraged in BRASKEM.

Compliance with this Code of Ethics by each of the Members reaffirms one of our most important targets, which is to maintain and consolidate the reputation of BRASKEM.

CODE OF ETHICS

CODE OF ETHICS

PREAMBLE

All those having an employment bond with BRASKEM for all effects and purposes shall be referred to as a Member.

The guidelines established in this Code of Ethics shall apply to all Members and also apply, when applicable, to those whose relation with BRASKEM is solely that established by its bylaws.

GENERAL GUIDELINES

1. RELATION WITH MEMBERS

The hiring and promotion policy will be compliance with the basic requirements for each function, pursuant to preestablished criteria and objectives. There will be no discrimination as to religion, philosophical or political conviction, nationality, origin, sex, age, color, sexual preference, marital status or physical or mental deficiency.

2. CONDUCT OF MEMBERS

BRASKEM expects of its Members, in the performance of their duties, the care and diligence normally exerted by anyone in their own personal matters, that is, honest and upright conduct, in accordance with the law and the ethical standards of society.

BRASKEM expects that all matters relating to the company, without exception, will be considered secret and confidential.

BRASKEM will promptly and rigorously investigate every fact that may involve any suspicion of fraud, robbery, wrong accounting registries, misappropriation or any other crime, contravention or ilegal conduct, as well as any acts that may deviate from the corporative procedures established by BRASKEM.

3. WORK ENVIRONMENT

BRASKEM expects, in the relations between its Members, cordial treatment, trust, respect, and upright and honest behavior, regardless of hierarchy, position or job.

CODE OF ETHICS

It will be incumbent on each member of BRASKEM to ensure the others a work environment free from insinuations or restrictions of any kind, avoiding any possible embarrassment, being prohibited the practice of hostilities and sexual harassment. Any conducts that may characterize hostilities or sexual harassment must be informed to the leader or to BRASKEM Ethics Comitee. If evidenced the ocurrence of such conducts, it will be adopted apropriated disciplinary measures against the responsibles.

Aiming the welfare, the safety and the productivity of the Members, it will not be permitted, at the work environment, the possession and/or the consumption of ilegal drugs and alcohol, as well as the carriage of guns, except by persons expressly authorized, which are responsible for the security of the other Members and of the company’s assets.

BRASKEM permits no intrusion in the private life of its Members, in or out of the working environment.

4. RESPONSIBILITY IN THE CONDUCT OF BUSINESS

The Members must practice its activities and conduct the business of BRASKEM clearly and in strict accordance with the law, the principles and guidelines of the company.

The Members of BRASKEM are responsible for taking the proper steps in the event Members be aware of any irregularities committed by third parties that might injure the name and interests of BRASKEM.

Any and all transactions involving BRASKEM must be supported by the proper documents, vested with all legal formalities.

All contracts shall be signed jointly, and solely, by two Executive Officers appointed pursuant to the bylaws, except when expressly defined in other way. The execution of agreements of any kind without the appraisal, duly initialed, of a Legal Counsel is expressly prohibited.

4.1. Responsibility of Members

It is the obligation of every member to be acquainted with and carry out the provisions of this Code of Ethics.

CODE OF ETHICS

Members shall also be responsible, within the scope of their duties, for preserving the name and image of BRASKEM.

4.2. Responsibility of Leaders

The Leaders, specially by the dedication of their time, of their presence, of their experience, and mainly by their exemplary behavior, must contribute for the compliance of this Code of Ethics by their Leds and other Members, and also must:

  to disclose the contents of this Code of Ethics to those under their Leadership and make them aware of its necessity and compliance, thus preventing any Member, service-renderer or collaborator to commit a breach due to lack of information;
  to identify Members who have violated this Code of Ethics and to discuss the matter with the BRASKEM Ethics Committee;
  to create a culture that will ensure the observance of this Code of Ethics, and to encourage Members to submit their doubts and concerns regarding its application.

5. BUSINESS RELATION

BRASKEM expects that its Members will conduct their business relations in accordance with the law, with legal market practice and, in particular, with national and international rules regarding the economic system and competition protection.

All Members of BRASKEM are expressly forbidden to make any improper, doubtful or illegal payment, or to favor Customers and Suppliers by granting undue benefits outside the usual scope of business practice to the detriment of the others, and to make payments or grant privileges or advantages to government employees or those held equivalent thereto, whether directly or through third parties.

5.1. Customer Relation

The satisfied Customer is the foundation of the existence of BRASKEM. It is therefore the basic principle of the BRASKEM corporate acts to serve the Customer, with emphasis on quality, productivity and innovation, with social, community and environmental responsibility and with full respect for the laws and regulations concerning each product and region in which BRASKEM operates.

The Customer shall be treated courteously and efficiently, and be provided with clear, accurate and transparent information. Customers shall be given answers, even if to decline their requests, adequately and in the expected time frame.

CODE OF ETHICS

Expenses incurred with Customers for meals, transportation, accommodation or entertainment are acceptable provided they are justified for reasons of work or normal business courtesy and incurred within reasonable limits that do not cause embarrassment or the need of retribution.

5.2. Supplier Relation

Relations with suppliers shall be lasting, without prejudice to the principles of free enterprise and fair competition.

The choice and contracting of Suppliers should be based always on technical, professional and ethical standards, with due regard for BRASKEM needs. They should be guided by a preestablished objective procedure, such as competition or price quotation, that guarantee the best cost-benefit ratio.

Business with suppliers of doubtful reputation should be avoided.

5.3. Competitors Relation

The competitiveness of products manufactured and/or sold by BRASKEM shall be based on free and fair competition.

No declarations, by written or orally, should be made that might affect the image of competitors or contribute to spread rumors about them. Competitors should be treated with the respect with which BRASKEM expects to be treated.

It is expressly prohibited to provide information that is strategic, confidential or in any other way harmful to the business of BRASKEM to any third parties, including, but not limited to competitors.

It is prohibited to every Member to keep understandings with competitor(s) of BRASKEM in order to fix prices and conditions of sell; to adopt or influenciate the adoption of uniform or pre-agreed commercial conducts; to share markets, and to subordinate the sale of a product to other.

CODE OF ETHICS

5.4 Relations with Family Members

Family members are understood, for the purpose of this Code to mean a member’s spouse, parents, brothers and sisters, children, aunts and uncles, nieces and nephews, and cousins within the second degree, including those of the spouse.

If a member wishes to do business on behalf of BRASKEM with a family member or with persons with whom the family has a close personal relationship, or even with companies in which such persons are partners, have a relevant corporate interest or hold a management position, such member shall obtain the written permission of his/her Leader, who shall discuss the matter with the BRASKEM Ethics Committee.

5.5. Relations with Government Authorities

All Members of BRASKEM are expressly forbidden to offer gifts or benefits to government employees, their families or those held equivalent thereto, either directly or through third parties.

6. LIBERALITY

BRASKEM Members and their families shall not give or accept gifts or favors from Customers, Suppliers or competitors equivalent to more than US$100.00 (one hundred United States dollars).

Amounts exceeding US$100.00 (one hundred United States dollars), received through business relations, shall be communicated to the BRASKEM Ethics Committee and if not approved shall be returned to the party who offered them, with thanks and the customary apologies.

7. CONFLICT OF INTERESTS

The conflict of interests occurs when members influence or may influence a decision of BRASKEM that results in a direct or indirect personal gain to themselves, members of their families or friends.

Members shall exert every effort to ensure that their acts do not conflict with the interests of BRASKEM or cause damage to its image and reputation.

CODE OF ETHICS

Solely as an example, a few situations are listed below which characterizes a conflict of interests:

  having a personal interest that may affect the capacity to assess a transaction of interest to BRASKEM;
  having confidential information that, if used, may provide personal advantage;
  accepting benefits, whether direct or indirect, that may be interpreted as being a reward or to obtain a favorable position by BRASKEM in transactions of interest to third parties;
  accepting an outside job or responsibility that affects the member’s performance in BRASKEM;
  acquiring shares in companies with which BRASKEM has relations, whether Customers, Suppliers, service-renderers or competitors, based on privileged information, or, further, providing such information to third parties;
  using BRASKEM resources to attend to personal matters;
  engaging in private business relations by means of which the Member obtains privileges as a result of his/her position in BRASKEM, with companies that are Customers, Suppliers, service-renderers or competitors of BRASKEM;
  contracting family members, or requesting that another Member do so, contrary to the established principles of competence and potential.

If members are faced with any situation of conflict of interests they shall immediately communicate the matter to their Leader, who may settle the matter or discuss it with his/her respective Leader or with the BRASKEM Ethics Committee.

8. ACTIVITIES OUTSIDE BRASKEM

The Members shall not carry out activities or involve themselves in organizations that jeopardize their commitment to BRASKEM, nor engage in any conduct that causes a conflict of interests with their responsibilities and duties, or, further, act in any other segment whose duties may in any way harm the integrity, confidentiality and security of BRASKEM.

Because of the nature of the position they hold, the restriction on activities outside BRASKEM referred to in this section does not apply to the members of the Board of Directors and Fiscal Council of BRASKEM.

CODE OF ETHICS

9. SHAREHOLDER RELATIONS

All communications with shareholders shall be made through the Investor Relations Executive Officer.

Relations with shareholders and investors shall be based on accurate, transparent and timely communication of information that will enable them to follow the business and performance of BRASKEM, and on the pursuit of results that will produce a positive impact on the market value of BRASKEM.

The treatment given to shareholders does not depend on the number of shares they each hold, with due regard for legal restrictions. All shareholders shall be provided with a flow of information, on an equal treatment.

10. PRIVILEGED INFORMATION – INSIDER TRADING

Should any member have access to material and privileged information on the BRASKEM stock, he/she is prohibited by law to trade in BRASKEM stock, directly or indirectly and in any way whatsoever, or to disclose such information to third parties.

BRASKEM expects that members will comply with the provisions of law on the matter, as well as any and all policies, instructions or guidelines of BRASKEM in such respect.

Breach of this rule renders the offender liable to criminal and civil law, both Brazilian and that applicable law of the countries in which the shares of BRASKEM are traded.

11. POLITICAL ACTIVITIES

BRASKEM makes no restrictions on the political party activities of its Members. They shall, however, act at all times on a personal basis and in such a way that will not interfere with their professional duties.

It is expressly prohibited to engage in political party activities in the work environment and those that in any way involve BRASKEM resources. Members cannot use company uniforms when engaging in political activities.

CODE OF ETHICS

It is expressly forbidden to circulate any kind of political propaganda on the premises, in the vehicles and publications or on any other property of BRASKEM.

Members who take part in political activities do so as citizens, and not as representatives of BRASKEM.

12. USE AND PRESERVATION OF BRASKEM PROPERTY

Members shall exert all efforts to conserve the property of BRASKEM, comprising facilities, machinery, equipment, furniture, vehicles, monetary and other assets.

It is not permitted to use equipment and other BRASKEM property for personal purposes.

Access to the Internet and telephones, as well as the use of e-mails, software and hardware, shall be restricted to the Member’s professional activity, with due regard for all other provisions established in policies, regulations or guidelines of BRASKEM.

Members are not authorized to use the BRASKEM address to receive private correspondence, except in authorized cases.

13. BRASKEM SPOKESMEN

Only certain Members are authorized to speak on behalf of BRASKEM and to comment on the company to the press or to outside groups. Such authorization shall at all times be express and written.

14. ACCOUNTING RECORDS

Transparency is fundamental to permit a correct assessment of BRASKEM by market agents.

The BRASKEM accounting principles and standards shall be strictly observed, producing consistent records and reports and permitting a uniform basis for evaluation and disclosure of the BRASKEM operations. It is thus necessary to ensure the accounting registry of any and all assets or rights that BRASKEM may be required to make.

CODE OF ETHICS

15. THE ENVIRONMENT

The stability of the environment and the preservation of nature are of fundamental importance to the corporate activity of BRASKEM.

BRASKEM participates actively in the preservation of the ecosystems in which its manufacturing plants are situated, by diligence and care in the manufacture, handling and transportation of its products and by assisting in the preservation of forest reserves, preventing the waste of natural resources, promoting preservation campaigns to inform regional communities, in addition to sponsoring various public and private projects connected with the preservation of the environment.

It is therefore the duty of every member to:

  contribute to the conservation and improvement of the environment and its ecosystems;
  acknowledge all policies and procedures adopted by BRASKEM regarding the environment;
  identify dangers, avaliate risks and, when possible, take corrective and preventive actions, taking the matter to the acknowledgement of the administration;
  promptly inform about any accidents and/or incidents related to the environment (for example: not conformed emptyings and emissions) to the local administration, to make possible the investigation of the causes and the using of the corrective and preventive measures;
  when applicable by the local law, promptly inform the accidents and/or incidents to the competent authorities.

16. QUESTIONS

The provisions of this Code of Ethics make it possible to evaluate a good number of the situations and minimize the subjectivity of personal interpretations of moral and ethical principles, but they do not necessarily detail all the situations that may arise in each member’s daily life. Thus, if there is any doubt as to the application of the guidelines of this Code, the Leader or a Legal Counsel of BRASKEM should be consulted.

CODE OF ETHICS

17. VIOLATIONS

It is expected that all Members will follow these guidelines in all circumstances.

Any member who violates a conduct, practice or policy of BRASKEM, or who permits a member under his Leadership to do so, will be liable to disciplinary action, including dismissal. Any member who is aware of a breach by anyone of any aspect of this Code shall inform the Leader of his/her group or the Corporate Personnel and Organization Leader as to the fact.

If the Member wants to keep anonimity relating any violation to the Code of Ethics, it may use other meanings of communication with the Internal Audit Area, using the e-mail, the toll free line, as well as sending it by mail, in sealed envelopes, addressed to the Internal Audit Area, without being needed to the sender to be identified.

The Ethics Comitee will avaliate about the need of a detailed investigation of the violation.

18. ETHICS COMMITTEE

BRASKEM will have a nonpermanent Ethics Committee, which shall judge the more serious cases of breach of this Code and impose the applicable disciplinary penalties. It shall also resolve with respect to clarifying doubts regarding its text.

The Ethics Committee shall be composed of at least four (4) members, : the Corporate Personnel and Organization Leader, a Legal Counsel, a Internal Auditor and other one to be defined by the Corporate Personnel and Organization Leader.

The President of BRASKEM may serve on the Ethics Committee at the request of the Corporate Personnel and Organization Leader or by virtue of the matter to be discussed.

The Ethics Committee shall be called at the request of the Corporate Personnel and Organization Leader or by the Internal Auditor, and minutes shall be drawn of its meetings.

CODE OF ETHICS

19. GENERAL PROVISIONS

This Code of Ethics shall be effective for an indeterminate period of time, and Ethics Comitee shall promote its publication and its update, which shall never be made in a period greater than two years.

All Members, Suppliers and advisers of BRASKEM shall be informed of the standards of conduct set forth in this Code, which is also available at the web site www.braskem.com.br.

Specific areas of BRASKEM shall establish its own policies and conduct rules, which must be in harmony with this Code of Ethics, and that must be known by the Members of such areas.

No member may claim unawareness of the provisions of this Code in any event or on any grounds whatsoever.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer